FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 10/31/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes_ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing CEO succession.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: October 31, 2017

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium announces CEO succession

Luxembourg, October 31, 2017 – Ternium S.A. (NYSE: TX) announced today that its Board of Directors has appointed Máximo Vedoya, Ternium Mexico’s Executive Vice President, to succeed Daniel Novegil as Ternium’s Chief Executive Officer, effective March 1, 2018. After 12 years as CEO and 40 years in the steel industry, Mr. Novegil will retire. Following his retirement, he will remain on Ternium’s Board of Directors, assuming the role of Vice Chairman.

Mr. Vedoya, 47, is an industrial engineer and holds a Master in Science of Management degree from Stanford University. With 26 years of experience in the steel industry, he has led Ternium’s operations in Mexico since January 2012. Prior to serving in that capacity, he held several executive positions at other Ternium subsidiaries, including Chief Executive Officer of Ternium Colombia, Commercial Director and Export Manager of Sidor (Venezuela), Director of Ternium Mexico’s international and steel purchase operations, and Commercial Planning Manager of Siderar (Argentina).

“Daniel will leave a remarkable legacy in Ternium,” said Paolo Rocca, Chairman of Ternium’s Board of Directors. “He was an integral part of each of Ternium’s milestones and helped turn the company into what it is today. He also has positioned Ternium very well for its next chapter of profitable growth. We are pleased that we can continue benefiting from his experience once he takes on his new role at the Board.”

Mr. Rocca continued: “Máximo is an exceptional leader who has had a proven track record of success in each of his executive positions at Ternium. Under his leadership, Ternium Mexico has been a growth engine for our company. He has the skills, energy and experience to lead our company into this exciting, new stage of growth and he will have the Board’s full support in his transition to CEO.”

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.